Exhibit 99-1
                                                                    ------------

                              KOOR INDUSTRIES LTD.
                        --------------------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                        --------------------------------

                           Tel Aviv, December 28, 2006

DATE:    Thursday, December 28, 2006

TIME:    9:00 a.m., Israel time

VENUE:   IDB Group Headquarters
         3 Azrieli Center
         The Triangle Tower
         41st Floor
         Galil Room
         Tel Aviv 67023
         Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:        Koor Industries Ltd. ("Koor" or the "Company")
Deposit Agreement:      Deposit Agreement, dated as of November 13, 1995, by
                        and among, The Bank of New York, as depository (the
                        "Bank"), Koor and the ADRs Holders (the "Deposit
                        Agreement")
ADR CUSIP No:           500507108**
ADS Record Date:        The close of business in New York on November 24, 2006**
Deeming Provisions:     For the purposes of this Notice, any reference to
                        shareholders of Koor (the "Shareholders") will be deemed also to be a reference to ADR holders and vice-versa.

         Koor hereby gives notice that the Extraordinary General Meeting of Shareholders (the "Meeting") will be held on Thursday, December 28, 2006, at 9:00 a.m., Israel time, at the IDB Group headquarters, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.



--------------------------------------------------
*       Each ADS represents 0.20 of an Ordinary Share of Koor, par value
NIS 0.001 (the "Ordinary Shares").
**      As determined by the Bank, or in reliance on information furnished to
Koor by the Bank under the Deposit Agreement.

The Following is the Agenda for the Meeting:
--------------------------------------------

1. To approve new guidelines for the annual renewals of the directors' and officers' insurance policies (the "D&O Policies") of the Company (the "2007 Guidelines"), such guidelines to be effective for the D&O Policy of 2007 and onwards, providing coverage to all of the directors and officers of the Company, including such directors and officers who are among the current controlling shareholders of the Company or their relatives and to empower the management, at its discretion, to enter into D&O Policies within the 2007 Guidelines.

2. To approve the grant of indemnification, in advance and ex post facto, to directors of the Company who are not controlling shareholders of the Company or their relatives.

3. To approve the grant of indemnification, in advance and ex post facto, to directors and officers of the Company who are at present among the controlling shareholders of the Company or their relatives.

4. To approve the Company entering into an agreement with IDB Development Corporation Ltd. in connection with the sharing of office lease and overhead costs and expenses related to the Company's offices in the Azrieli Towers Triangular Building, Tel Aviv.

5. To approve the terms and conditions of the compensation of Mr. Jonathan Kolber, as the Chairman of the Board of Directors of the Company and of his retirement from his position as the Chief Financial Officer of the Company.

6. To approve the sale of the Company's holdings (70%) in Isram Wholesale Tours and Travel Ltd. to Clal Tourism Ltd.



                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary

                              Koor Industries Ltd.
                                3 Azrieli Center
                               The Triangle Tower
                                   41st Floor
                             Tel Aviv 67023, Israel


                                 PROXY STATEMENT

         This Notice is furnished to the ADR holders (the "Shareholder") of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Extraordinary General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Thursday, December 28, 2006, at 9:00 a.m., Israel time, at the IDB Group headquarters, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.

         It is proposed to adopt the following resolutions at the Meeting:

1. To approve new guidelines for the annual renewals of the directors' and officers' insurance policies (the "D&O Policies") of the Company (the "2007 Guidelines"), such guidelines to be effective for the D&O Policy of 2007 and onwards, providing coverage to all of the directors and officers of the Company, including such directors and officers who are among the current controlling shareholders of the Company or their relatives and to empower the management, at its discretion, to enter into D&O Policies within the 2007 Guidelines. (See Item 1 below).

2. To approve the grant of indemnification, in advance and ex post facto, to directors of the Company who are not controlling shareholders of the Company or their relatives. (See Item 2 below).

3. To approve the grant of indemnification, in advance and ex post facto, to directors and officers of the Company who are at present among the controlling shareholders of the Company or their relatives. (See Item 3 below).

4. To approve the Company entering into an agreement with IDB Development Corporation Ltd. in connection with the sharing of office lease and overhead costs and expenses related to the Company's offices in the Azrieli Towers Triangular Building, Tel Aviv. (See Item 4 below).

5. To approve the terms and conditions of the compensation of Mr. Jonathan Kolber, as the Chairman of the Board of Directors of the Company and of his retirement from his position as the Chief Financial Officer of the Company. (See
Item 5 below).

6. To approve the sale of the Company's holdings (70%) in Isram Wholesale Tours and Travel Ltd. to Clal Tourism Ltd. (See Item 6 below).

         At the close of business on November 24, 2006, the Company had 16,503,752 outstanding Ordinary Shares, par value NIS 0.001 per share (the "Ordinary Shares"), each of which is entitled to one vote upon the matters to be presented at the Meeting.

         A quorum at any Meeting of the Company will be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the outstanding Ordinary Shares of the Company.

         An ordinary resolution (as required in the case of resolutions described in Items 2 and 5 below) will be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such ordinary resolution (the "Majority of the Vote Cast").

         In the case of the resolutions described in Items 1, 3, 4 and 6 below, such resolutions will be deemed to have been passed by the Majority of the Vote Cast; provided that, (i) such majority includes at least one third (1/3) of the "disinterested" members (as such term is defined under the Israeli Companies Law 5759-1999) present and voting at the Meeting, personally or by proxy, voted, either personally or by proxy, in favor of each such resolution, or (ii) the aggregate votes of the "disinterested" members that voted, either personally or by proxy, against each such resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

         According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum will not be constituted, the Meeting will be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum will not be constituted, then the Meeting will be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The resolutions at such a postponed Meeting will be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

Item 1 - Approval of 2007 Guidelines for the annual renewals of the D&O
--------------------------------------------------------------------------------
Policies of the Company, such guidelines to be effective for the D&O Policy of
--------------------------------------------------------------------------------
2007 and onwards, providing coverage to all of the directors and officers of
--------------------------------------------------------------------------------
the Company, including such directors and officers who are among the current
--------------------------------------------------------------------------------
controlling shareholders of the Company or their relatives, and to empower the
--------------------------------------------------------------------------------
management, at its discretion, to enter into D&O Policies within the 2007
--------------------------------------------------------------------------------
Guidelines
-----------

         In accordance with the recommendation of the Board of Directors of the Company, the Shareholders are requested to approve the following 2007 Guidelines for the annual renewals of the D&O Policies, such guidelines to be effective for the D&O Policy of 2007 and onwards, providing coverage to all of the directors and officers of the Company, including such directors and officers who are among the current controlling shareholders of the Company or their relatives:

     1. The D&O Policy will be provided on a group basis, covering the directors and officers of the Company, including those directors and officers who are among the current controlling shareholders of the Company or their relatives, and the directors and officers of the Company's subsidiaries.

     2. The annual premium of the D&O Policy allocated to the Company will not exceed $1,000,000.

     3. The annual liability coverage of the D&O Policy will not exceed $70 million. In the event that the liability for claims against directors and officers of the Koor group exceeds the liability coverage under the D&O Policy, the indemnity received from the insurance company will be divided among the Koor group companies in accordance with each company's pro rata contribution to the cost of the annual premium.

     4. The directors and officers of the companies in the Koor group will not pay any deductible amounts under the D&O Policy.

     5. The deductible amounts under the D&O Policies for any insured event will be as follows: with respect to claims concerning securities laws
         - in the United States and Canada up to an aggregate of $500,000 and elsewhere in the world up to an aggregate of $200,000 and with respect to all other claims - in the United States and Canada up to an aggregate of $200,000 and elsewhere in the world up to an aggregate of $100,000.

     6. The exact amounts (premium, liability coverage, deductibles, etc.) per year will be negotiated and determined in the framework of the 2007 Guidelines by Company management in accordance with market conditions on the date of renewal of the D&O Policy, and management may deviate from the above amounts by up to 10% for any amount.

     7. All other policy terms and conditions will be determined by Company management on an annual basis in accordance with market conditions on the date of renewal of a D&O Policy.

     8. The D&O Policies may be provided by or with the participation of Clal Insurance Company Ltd. ("Clal Insurance"), a company controlled by the controlling shareholders of the Company, or an insurance company controlled by Clal Insurance, subject to the condition that the profit made by Clal Insurance or of the insurance company controlled by Clal Insurance, as the case may be, in connection with the D&O Policy will not exceed the acceptable profit for such insurance in the insurance market at the time of renewal of the D&O Policy.

         It is therefore proposed that the Shareholders adopt the following ordinary resolution at the Meeting:

         "RESOLVED, to approve the 2007 Guidelines for the annual renewals of the D&O Policy for 2007 and onwards providing coverage to all of the directors and officers of the Company, including such directors and officers who are among the current controlling shareholders of the Company or their relatives."

         The Board of Directors recommends voting FOR the approval of the 2007 Guidelines for the annual renewals of the D&O Policies.

Item 2 -- Approval of the grant of indemnification, in advance and ex post
--------------------------------------------------------------------------------
facto, to directors of the Company who are not controlling shareholders of the
--------------------------------------------------------------------------------
Company or their relatives
--------------------------

         In accordance with the recommendation of the Board of Directors of the Company, the Shareholders are requested to approve the grant of indemnification, in advance and ex post facto, to directors of the Company who are not controlling shareholders of the Company or their relatives, in accordance with the letter of indemnity in the form attached hereto as Annex 1. The Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company have approved the grant of such indemnification at their meetings on November 20, 2006 and November 22, 2006, respectively.

         It is therefore proposed that the Shareholders adopt the following resolution at the Meeting:

         "RESOLVED, to approve the grant of indemnification, in advance and ex post facto, to directors of the Company who are not controlling shareholders of the Company or their relatives, in accordance with the form letter of indemnity attached as Annex 1 to the Proxy Statement."

         The Board of Directors recommends voting FOR the approval of the grant of indemnification to directors of the Company who are not controlling shareholders of the Company or their relatives.

Item 3 -- Approval of the grant of indemnification, in advance and ex post
--------------------------------------------------------------------------------
facto, to directors and officers of the Company who are at present among the
--------------------------------------------------------------------------------
controlling shareholders of the Company or their relatives
-----------------------------------------------------------

         In accordance with the recommendation of the Board of Directors of the Company, the Shareholders are requested to approve the grant of indemnification, in advance and ex post facto, to directors and officers of the Company who are at present among the controlling shareholders of the Company or their relatives, in accordance with the letter of indemnity in the form attached hereto as Annex
1. The Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company have approved the grant of such indemnification at their meetings on November 20, 2006 and November 22, 2006, respectively.

         It is therefore proposed that the Shareholders adopt the following resolution at the Meeting:

         RESOLVED, to approve the grant of indemnification, in advance and ex post facto, to directors and officers of the Company who are at present among the controlling shareholders of the Company or their relatives, in accordance with the form letter of indemnity attached as Annex 1 to the Proxy Statement."

         The Board of Directors recommends voting FOR the approval of the grant of indemnification to directors and officers of the Company who are at present among the controlling shareholders of the Company or their relatives.

Item 4 -- Approval of the Company entering into an agreement with IDB
-------------------------------------------------------------------------------
Development Corporation Ltd. ("IDB") in connection with the sharing of office
-------------------------------------------------------------------------------
lease and overhead costs and expenses related to the Company Offices in the
-------------------------------------------------------------------------------
Azrieli Towers Triangular Building, Tel Aviv (the "Company Offices")
---------------------------------------------------------------------

         In accordance with the recommendation of the Board of Directors of the Company, the Shareholders are requested to approve the Company entering into an agreement with IDB, a controlling shareholder of the Company within the meaning of such term in Section 268 of the Israeli Companies Law 5759-1999, and several other companies in the IDB Group located in the Azrieli Towers in connection with the sharing of office lease and overhead costs and expenses related to the Company Offices in the Azrieli Towers (the "IDB Agreement").

         On September 1, 2006, the Company moved its offices to the Azrieli Towers Triangular Building, Tel Aviv, to the offices used by other companies who form part of the IDB Group. Pursuant to the IDB Agreement, IDB (i) is the centralized head lessee of the Company Offices, (ii) is the centralized head lessee in connection with the hiring of management and maintenance services from the Azrieli Towers Management Company, and (iii) is responsible for any additional general expenses in respect of additional services related to the Company Offices, the benefit of which is enjoyed by all of the companies of the IDB Group located in the Azrieli Towers (the "leasing and management expenses"). Pursuant to the IDB Agreement, each company in the IDB Group with offices in the Azrieli Towers contributes to the leasing and management expenses in accordance with its pro rata share that is determined based on the ratio of the number of its employees to the total number of employees of the IDB Group who are using the offices. The contribution to expenses is based on the actual cost of the leasing and management expenses to IDB, not including profit margins.

         It is proposed that the Company become a party to the IDB Agreement in accordance with the principles outlined above.

         The Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company have approved the Company becoming a party to the IDB

Agreement at their meetings on November 20, 2006 and November 22, 2006, respectively.

         It is therefore proposed that the Shareholders adopt the following resolutions at the Meeting:

         "RESOLVED, to approve the Company entering into an agreement with the IDB Development Corporation Ltd. in connection with the sharing of office lease and overhead costs and expenses related to the Company's offices at the Azrieli Towers Triangular Building, Tel Aviv."

         The Board of Directors recommends voting FOR the approval of the Company entering into the IDB Agreement.

Item 5 -- Approval of the terms and conditions of the compensation of Mr.
-------------------------------------------------------------------------------
Jonathan Kolber, as the Chairman of the Board of Directors of the Company and of
-------------------------------------------------------------------------------
his retirement from his position as the Chief Financial Officer of the Company
-------------------------------------------------------------------------------

         On August 1, 2006, Mr. Kolber retired from his position as the Chief Executive Officer of the Company and was appointed as the Chairman of the Board of Directors of the Company.

         In accordance with the recommendation of the Board of Directors of the Company, the Shareholders are requested to approve the terms and conditions of the compensation of Mr. Jonathan Kolber, the Chairman of the Board of Directors of the Company, as set forth in a new employment agreement between the Company and Mr. Kolber (the "Employment Agreement"), dated August 1, 2006, which is subject to the approval of the Company's General Meeting of Shareholders hereby requested.

         Pursuant to the new Employment Agreement, it is proposed to approve payment to Mr. Kolber as the active and full time Chairman of the Board of Directors of the Company of a monthly salary of NIS 120,000 linked to the Consumer Price Index. In addition, pursuant to the Employment Agreement, the Company will remit each month the following amounts to a managers' insurance policy or to another pension scheme on behalf of Mr. Kolber: 8 1/3% of Mr. Kolber's monthly salary for severance insurance, 5% of Mr. Kolber's monthly salary as savings in a providence fund and 2.5% of Mr. Kolber's monthly salary for managers' disability insurance. The Company will also remit each month on behalf of Mr. Kolber an amount equal to 7.5% of Mr. Kolber's monthly salary for a sabbatical/professional study providence fund. Mr. Kolber will also be provided with an executive telephone and car and the Company will gross up the use value of the car. The Employment Agreement will be terminable at any time by Mr. Kolber or by the Company on three months' prior notice. During the term of the Employment Agreement, an annual bonus will be paid to Mr. Kolber as determined by the Board of Directors of the Company, which shall be not less than six times Mr. Kolber's monthly salary and not more than 12 times Mr. Kolber's monthly salary. The new Employment Agreement replaces the former employment agreement between the

Company and Mr. Kolber, effective April 2004. By virtue of that agreement, a special retirement bonus is payble to Mr. Kolber upon his retirement from the position of Chief Executive Officer of the Company. Accordingly, and in accordance with the recommendation of the Board of Directors of the Company, the Shareholders are requested to approve the payment to Mr. Kolber of a special retirement bonus of approximately NIS 8.4 million.

         The Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company have approved the compensation terms for Mr. Kolber at their meetings on November 20, 2006 and November 22, 2006, respectively.

         It is therefore proposed that the Shareholders adopt the following resolution at the Meeting:

         "RESOLVED, to approve the terms and conditions of the compensation of Mr. Jonathan Kolber, as the Chairman of the Board of Directors of the Company and of his retirement from his position as the Chief Financial Officer of the Company."

         The Board of Directors recommends voting FOR approval of the terms and conditions of the compensation of Mr. Kolber.

Item 6 -- Approval of the sale of the Company's holdings (70%) in Isram
-------------------------------------------------------------------------------
Wholesale Tours and Travel Ltd. ("Isram") to Clal Tourism Ltd. ("Clal
-------------------------------------------------------------------------------
Tourism")
----------

         In accordance with the recommendation of the Board of Directors of the Company, the Shareholders are requested to approve the terms and conditions of the sale of Koor's holdings in Isram to Clal Tourism, a company controlled by Koor's controlling shareholders. Isram is a private company registered in the State of New York, United States, and operates in the tourism sector as a wholesaler of holiday packages, principally to Israel. Koor is its major shareholder (70%). Isram is not a material asset of Koor in terms of Koor's total assets and Koor has no business interest in continuing to hold an interest in Isram or in the tourism industry. In addition, as Koor is a dual-listed company that is listed on the New York Stock Exchange, Koor's continued control of Isram would require Isram, despite it being a private company, to invest extensively in additional computerized and control systems to comply with internal control procedures to which Koor is subject under the US Sarbanes-Oxeley Act of 2002. Isram would incur high one-time and ongoing costs to comply with such requirements, which are not justified in view of the volume and character of its business and operations.

         The consideration paid to Koor for its holdings in Isram would be $1.26 million, derived based on a company value of $1.8 million, the fair market value appraisal of Isram as determined by an independent expert. The profit that would be derived by Koor from the sale would amount to approximately $1.25 million and would be credited to a capital fund. As part of the transaction, Koor would be released from all of its obligations to Isram's creditors and lenders. Closing of the transaction with Clal Tourism may be subject to first refusal and tag-along rights, as the case may be, of the other shareholders of Isram and would be conditioned on the receipt of certain regulatory approvals.

         The transaction with Clal Tourism may be deemed as a "irregular transaction" (as such term is defined under the Israeli Companies Law 5759-1999) in which a controlling shareholder of the Company has a personal interest. Therefore, and for the sake of caution, the transaction with Clal Tourism has been approved by the Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company at their meetings on November 20, 2006 and November 22, 2006, respectively and is submitted for approval to the shareholders meeting in accordance with clause 275 of the Israeli Companies Law 5759-1999.

         It is therefore proposed that the Shareholders adopt the following resolution at the Meeting:

         "RESOLVED, to approve the sale of the Company's holdings (70%) in Isram Wholesale Tours and Travel Ltd. to Clal Tourism Ltd."

         The Board of Directors recommends voting FOR approval of the sale of the Company's holdings in Isram to Clal Tourism.

                                   * * * * *

         A representative of the Management is expected to be present at the Meeting, and to be available to respond to appropriate questions from the Shareholders.

         Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

         The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                            By Order of the Board of Directors

                                            Shlomo Heller
                                            Corporate Secretary

Rosh Ha'ayin, Israel
November 25, 2006

                                                                       Annex 1

                             Koor Industries Ltd.
                             --------------------
             3 Azrieli Center, Triangle Tower, 41st Floor Tel Aviv
                                Tel. 03-6075111


                                                            Date:
                                                                 --------------
To:

--------------------

--------------------

--------------------


                            Indemnification Letter
                            ----------------------



WHEREAS the Articles of Association of Koor Industries Ltd. (hereinafter: the "Company") permits the Company to indemnify, in advance and retroactively, the officers of the Company; and

WHEREAS on _________________ the Board of Directors of the Company resolved, after receiving approval by the audit committee of the Company, to approve the Company's obligation to indemnify, in advance and retroactively, the officers of the Company, in accordance with the terms of exemption and indemnification that are detailed herein; and

WHEREAS on ________________ the General Meeting of the Company also approved the aforementioned resolution; and

WHEREAS you serve in the capacity of a director and/or an officer, as defined in the Companies Law (hereinafter: "Officer");

This is to inform you of the following:

1.    Obligation to Indemnify
      -----------------------

      Without derogating from the Company's right to retroactively indemnify you in accordance with the provisions of the Articles of Association of the Company, and subject to the provisions of law and this Indemnification Letter, the Company hereby undertakes, to the extent provided by law, as follows:

      1.1. Due to the fact that you are an Officer of the Company, the Company undertakes to indemnify you for any liability or costs, as detailed below, that will be imposed on you and/or that you may incur in respect of any activities that you performed (including your activities prior to the date of this Indemnification Letter) and/or that you may perform by virtue of your position as an Officer of the Company and/or upon the direct and/or indirect request of the Company, as follows:

          1.1.1. Any monetary liability that was imposed and/or that may be imposed on you in Israel and/or abroad in favor of another party, pursuant to a judgment. This includes a judgment that is awarded and/or that may be awarded in a settlement and or an arbitral award that has been approved by the court, provided that said monetary obligation is related to one or more of the events that are detailed in the Addendum hereto or in connection therewith, directly or indirectly (hereinafter: the "Determining Events"). This is also provided that the indemnification amount does not exceed the maximum indemnification amount, as detailed hereunder.

          1.1.2. Reasonable court fees, including attorney fees, which you incurred and/or which you may incur as a result of an investigation or proceeding that was instituted against you by an authority that is authorized to conduct said investigation or proceeding, and which did not result in any indictment against you or any monetary obligation being imposed on you in lieu of a criminal proceeding; or which did not result in any indictment against you or any monetary obligation being imposed on you in lieu of a criminal proceeding for an offense that does not require proof of criminal intent.

                  In this subsection, "A Proceeding That Does Not Result in an Indictment in a Case in Which a Criminal Investigation is Opened" and a "Monetary Obligation in Lieu of a Criminal Proceeding" are as defined in Section 260(a)(1a) of the Companies Law 5759-1999.

          1.1.3. Reasonable court fees, including attorney fees, which you incurred or which you were required to pay by the court, in a proceeding that is instituted against you by the Company or on its behalf, or by another party; or in any criminal charges from which you are acquitted; or in criminal charges in which you are convicted of an offense that does not require proof of criminal intent.

                  In this section, "Another Party" includes an event in which a claim is filed against an Officer by means of a derivative proceeding.

          1.1.4.  Any other liability or expense that is indemnifiable by law.

      1.2. The total cumulative indemnification amount that the Company shall pay in respect of the aforementioned liabilities in Section
             1.1 above to each of the Officers for a series of events, pursuant to all of the indemnification letters that were granted and/or that may be granted in this regard to Officers of the Company and to employees of the Company that are serving or that may serve, at the Company's request, as officers in other companies, shall not exceed a total cumulative amount equal to 25% of the Company's equity, as provided in the most current audited or certified financial statements of the Company, as applicable, that precede the actual date of payment (the "Maximum Indemnification Amount").

             For the avoidance of doubt, it is clarified that the Maximum Indemnification Amount hereunder shall apply in addition to the amount that is paid (to the extent any such amount is paid) as part of any insurance and/or indemnification provided by a party other than the Company.

      1.3. Should and to the extent that all of the indemnification amounts that the Company is required to pay for the reason specified in
             Section 1.1 above, as stated in Section 1.2 above, exceed the Maximum Indemnification Amount, then the Maximum Indemnification Amount or the remainder thereof, as applicable, shall be distributed among the Officers entitled to indemnification. This shall be in such a manner that the indemnification amount received by each of the Officers in practice is calculated on the basis of the ratio between the indemnification amount due to each Officer and the indemnification amount due to all of the said Offers together.

      1.4. Should you receive indemnification or should you be entitled to indemnification by the insurer of the insurance policy relating to the subject of the indemnification, then the indemnification shall be provided in an amount equal to the difference between the monetary obligation and court fees imposed on you and the amount received from the insurer for the same event. This is provided that the indemnification amount that the Company has undertaken to pay does not exceed the Maximum Indemnification Amount.

      1.5. Upon occurrence of the event in respect of which you are entitled to indemnification hereunder, the Company shall make available to you, from time to time, the monies that are required in order to cover various other costs and payments that are entailed in handling the same legal proceeding, including investigation proceedings. Said monies shall be made available so that you will not need to pay or fund said proceedings personally, subject to the terms and provisions of this Indemnification Letter.

      1.6. Without derogating from the foregoing, the obligation to indemnify hereunder is also subject to the following terms:

          1.6.1. You must notify the Company in writing of any legal proceeding that is instituted against you or of any written warning, concern or threat that is sent to you, pursuant to which said proceeding will be instituted against you in connection with any event in respect of which the indemnification applies. You must further notify the Company of any circumstances that were brought to your attention that may result in a legal proceeding against you. This must be done without delay, upon first becoming aware of said circumstances, and on a date that would allow a reasonable amount of time to respond to the said proceeding, as required by law. In any case and without derogating from the foregoing, you must do so no later than seven days after first becoming aware of the aforementioned circumstances. In addition, you must immediately provide the Company or anyone so instructed by the Company, any document that you are provided in connection with the said proceeding.

          1.6.2. Provided that doing so does not contradict the provisions of the relevant law or the terms of the officers' liability insurance policy that has been taken out by the Company, the Company may undertake to defend you in the said legal proceeding and/or to retain an attorney that has been selected by the Company for this purpose (other than an attorney that you do not find satisfactory on reasonable grounds, which shall be explained in writing), and provided that the following cumulative terms are met:

               1.6.2.1. The Company has informed you thirty days from receiving the notice mentioned in Section 1.6.1 above (or within a shorter period of time, if necessary in order for you to be able file a statement of defense or response to the proceeding) that it will indemnify you pursuant to the terms of this Indemnification Letter.

               1.6.2.2. The legal proceeding against you is comprised solely of a claim for monetary compensation and/or a request for declaratory relief.

          1.6.3. As part of the work involved in handling your file, as stated above, and at their exclusive discretion, the Company and/or the attorney may act to bring the aforementioned proceeding to an end. The attorney that is appointed, as previously stated, shall owe a duty of trust to you and to the Company. Should any conflict of interests arise between you and the Company, the attorney shall provide notification of the matter and you shall be entitled to retain a separate attorney. You shall send the details and legal fee details of said attorney to the Company in writing immediately upon contracting with the said attorney. The provisions of this Indemnification Letter shall then apply to any expenses that you may incur in respect of the appointment of the alternative attorney, as stated above.

                  Notwithstanding the statements in this Section, should the Company's directors and officers' liability insurance policy apply to the aforementioned matter, the Officers and the Company shall comply with the provisions of the policy in connection with any dispute with the insurer regarding the identity of the representing attorney, should the provisions of the policy so require. This shall be done in such a manner that the insurer is unable to release itself from its obligation under the policy or to decrease said obligation in any way whatsoever.

          1.6.4. Should the Company choose to settle a matter involving a monetary obligation or to resolve the dispute by means of arbitration, it shall be permitted to do so, provided that the claim and/or the threat of a claim against you, as stated in Section 1.6.1. above, is entirely removed. The Company will not agree to reach a settlement for an amount that exceeds the Maximum Indemnification Amount to which you are entitled, without your advance written consent.

          1.6.5. At the request of the Company, you shall sign any document that authorizes the Company and/or any attorney, as stated above, to defend you, on your behalf, in the same proceeding, as well as to represent you and to sign in your name any related document, in accordance with the foregoing terms.

          1.6.6. You shall cooperate with the Company and/or with any attorney, as stated above, with respect to any reasonable matter that either of the foregoing may require as part of their work involved in handling the said legal proceeding. You shall further fulfill all of the insurers' provisions of any officers' liability insurance policy that the Company may take out in connection with defense in a legal proceeding. This is provided that the Company ensures that all of the expenses incurred by you in this respect are covered, such that you will not be required to pay or fund these expenses personally, subject to Section 1.2 above.

          1.6.7. The Company shall ensure that any of the other expenses and payments detailed in Section 1.1 above are covered, regardless of whether the Company acts in accordance with
                  Section 1.6.2 above. This shall be done such that you will not be required to pay or fund these expenses personally, subject to Section 1.2 above.

          1.6.8. Your indemnification in connection with any legal proceeding whatsoever against you, as stated herein, shall not apply with respect to any amount due from you as a result of a settlement or arbitration, unless the Company provides its advance written consent to said settlement or arbitration, as applicable.

          1.6.9. The Company shall not be required, under this Indemnification Letter, to pay any monies that you are paid in practice or that are paid on your behalf or in place of you in any manner whatsoever, as part of insurance that the Company took out, or any obligation to indemnify by any party whatsoever other than the Company. For the avoidance of doubt, it is clarified that the amount of indemnification under this Indemnification Letter shall apply in addition to any amount that is paid (if any) as part of the said insurance and/or indemnification.

          1.6.10. Upon your request to remit payment in connection with any event under this Indemnification Letter, the Company shall take all of the necessary steps to make said payment. The Company shall further ensure that any approval that is required in connection with said payment, if any is so required, is arranged.

2. Subject to any law, the Company does not release you from liability, nor shall it indemnify you for any monetary obligation that is imposed on you for any of the following reasons:

      2.1. Breach of a duty of trust, unless you acted in good faith and you had reasonable grounds to believe that the action would not harm the interests of the Company.

      2.2. Breach of your duty of caution intentionally, impulsively or out of a lack of concern for the circumstances or implications of the breach, unless committed solely out of negligence.

      2.3. You act out of an intention to unlawfully derive personally profit.

      2.4.   Any fine or ransom that is imposed on you.

3. The Company's obligations towards you under this Indemnification Letter shall remain in effect after you cease to serve as an Officer of the Company, provided that the actions for which the exemption from liability and/or obligation to indemnify were performed and/or will be performed in connection with the period in which you served as Officer in the Company. The Company's obligations towards you hereunder shall also apply to your estate, heirs and other lawful substitutes. These obligations will only be cancelled or modified to your benefit.

4. Should the Company pay you, or on your behalf, any amounts detailed hereunder in connection with the said legal proceeding, and afterwards the following events occur:

      4.1. The obligation in respect of which the amount was paid or deducted for any reason whatsoever, is cancelled, then you shall assign all of rights for restitution of the amount from the claimant in the proceeding. You shall further take any necessary steps to ensure that this assignment is valid and that the Company may exercise said assignment. Once you have done so, you shall be exempt from repaying the amount in respect of which the right to restitution thereof has been assigned. Should you fail to do so, you shall be obligated to return all or part of the amount, as applicable, plus interest and linkage differentials at the rate and for the period during which you are entitled to restitution of the amount from the claimant.

      4.2. Should it become clear that you are not entitled to indemnification from the Company for the said amounts, these amounts shall be considered a loan that the Company has provided to you. This loan shall be linked to the Consumer Price Index and shall accrue minimum interest as determined by law. You shall be required to repay this loan to the Company when so required by the Company in writing, according to the order of installments determined by the Company.

      5.     In this Indemnification Letter and the Addendum hereto:

      5.1. "Action" means any action or consequences therefrom, including a decision (or any derivative therefrom) and/or omission, and including your actions prior to the date of this Indemnification Letter, during the period of your service as an Officer of the Company.

      5.2.   "Securities Law" means the Securities Law 5728-1968.

      5.3.   "Companies Law" means the Companies Law 5759-1999.

      5.4. "Officer" is as defined in Section 1 of the Companies Law and/or in the Securities Regulations or any other law applying to the activities of the Company and its Officers.

      5.5.   "Security" is as defined in Section 1 of the Companies Law.

      5.6. "Claim" includes a civil claim, a criminal claim, a derivative claim, a class-action claim, settlement requests and creditor claims.

6. This Letter of Indemnification is subject to any law and to the incorporation documents of the Company. The Company's obligations under this Letter of Indemnification shall be interpreted broadly and in a manner intended to perform said obligations, to the extent permitted by law, for the purpose for which they were intended. Should any contradiction arise between any provision of this Letter of Indemnification and the provisions of any law that may not be conditioned upon, modified or added to, then the provisions of said law shall prevail. Nothing therein, however, shall harm or derogate from the validity of the remaining provisions in this Letter of Indemnification

7. For the avoidance of doubt, it is hereby clarified that nothing in this Letter of Indemnification cancels, derogates or waives any other exemption and/or indemnification to which the Officer is entitled from any other source, in pursuant to the provisions of any law to any previous obligation or agreement with the Company. This is provided that the Company is not required to indemnify the Officer for an amount that exceeds the damage and expenses actually incurred by the Officer for each event, according to the previous obligation as well (insofar as this is still in effect) and according to this Letter of Indemnification. This is provided that the total indemnification amount (with the exception of amounts received from the insurance policy) does not exceed the Maximum Indemnification Amount, as defined above.

8. For the avoidance of doubt, it is hereby clarified that the obligation to indemnify and exempt hereunder does not derogate from the Company's right to decide on any additional retroactive or advance indemnification and/or exemption and/or to broaden any existing exemption and/or indemnification, subject to receiving the necessary permits required by law.

9. For the avoidance of doubt, it is stipulated that this Letter of Indemnification does not constitute a third party contract, nor is it assignable.

10. Israeli law shall apply to this Letter of Indemnification, and the court in Tel Aviv shall have the exclusive jurisdiction to adjudicate any dispute arising out of this Indemnification Letter.

11. The Addendum to this Indemnification Letter constitutes an integral part hereof.



IN WITNESS WHEREOF, the Company hereby affixes its signature:


                                                       ------------------------
                                                       Koor Industries Ltd.



I hereby confirm that I have received this Letter of Indemnification and consent to the terms thereof:

                                                       ------------------------


Date:
     ------------------------

                                    Addendum
                                    --------

1. Any claim and/or demand that is submitted by a client, supplier, contractor and/or any other third party that is involved in any type of business with the Company, its subsidiaries or affiliates (hereinafter jointly and/or severally: the "Company") and/or any claim and/or demand that was filed against the Officer by any individual and/or corporation and/or any body and/or authority acting in accordance with the law.

2. Any claim and/or demand in connection with non-disclosure or failure to provide any information as required by law and/or in connection with any erroneous or faulty disclosure of said information to third parties. This includes holders of the Company's securities and/or holders of securities by force, including with respect to the issuance, allocation, distribution, purchase, holding and/or connection to securities of the Company and/or any other investment activity that involves and/or that is related to the securities of the Company. Any claim and/or demand in connection with the non-disclosure or failure to provide any type of information as required under law and/or in connection with the erroneous and/or faulty disclosure of said information to third parties. This includes the Income Tax Authority and Value Added Tax Authority, National Insurance, the Investment Center, municipal authorities and any other governmental or institutional body and/or professional union.

3. Any claim and/or demand that is filed directly or indirectly in respect of all or part of an omission, by the Company and/or by the Officers, directors and/or employees of the Company, in connection with any payment, report and/or documentation of any of the state authorities, foreign authorities, municipal authorities and/or any other payment that is required by the laws of the State of Israel. This includes payment of income tax, sales tax, betterment tax, transfer tax, excise tax, value added tax, stamp tax, customs, national insurance, salaries and/or the delay of employee salaries and/or other delays, including any type of interests and additions for linkage.

4. Any administrative, public or judicial action, orders, judgments, claims, demands, letters of demand, instructions, arguments, investigations, proceedings and/or notices of failure to comply and/or breach of an action that are issued by a governmental authority and/or any other body, which assert failure to fulfill the provisions of a law, regulation, order, ordinance, rule, practice, instruction, provision, license, instruction, policy and/or judgment by the Company and/or of the Officers of the Company, as part of their position in the Company.

5. Purchase and/or sales actions (by the Company and/or by subsidiaries of the Company), directly and/or indirectly, of assets (including shares) and rights, in Israel or abroad, or any investment in the securities of various corporations or receiving rights in various corporations, including the purchase and/or sale of control groups. This is regardless of whether performed during the Company's ordinary course of business or outside of the Company's ordinary course of business, including but without derogating from the generality of the foregoing, related decisions, agreements, notices, disclosure documents, negotiations and reports, and any other matter that is connected or entailed in the foregoing, directly or indirectly, This is regardless of whether said purchases and/or sales are completed, for any reason whatsoever.

6. Transactions, as defined in Section 1 of the Companies Law and/or actions that are performed, directly or indirectly, during the ongoing operation of the Company and/or of the subsidiaries of the Company, including, but without derogating from the generality of the foregoing, receiving and providing credit, money management, trusts, providence funds, security investments, and the decisions, notices, disclosure and reporting documents as well as any related activity. This includes related negotiations and any other matter that is connected with the foregoing, directly or indirectly, regardless of whether said transactions and/or activities are completed, for any reason whatsoever.

7. Events related to the terms of employment of employees, to the termination of their employment and in employer-employee relationships. This includes employee promotions, handling pension settlements, insurance and savings funds, options and other benefits.

8. Actions arising from the fact that the Company is a public company and/or from the fact that its securities have been offered to the public and/or are traded on any stock market whatsoever. This includes filing notices and/or reports and or abstaining from filing said notices or reports.

9. A report or notice that is filed in accordance with the Companies Law, Securities Law or any other law, including regulations promulgated thereunder, or in accordance with rules or guidelines that are practiced in or outside of the Israeli Stock Market, or in accordance with the provisions of the tax laws applying to the Company.

10. An offering, issuance or personal acquisition of securities by the Company, a subsidiary or an affiliate of the Company. This includes any issuance of securities (including an uncompleted issuance of securities) in Israel or abroad, including but without derogating from the generality of the foregoing, a public offer of securities by means of a prospectus, a private offer or a security offer by any other means. Any issue requiring disclosure in a prospectus, including in any draft thereof, which has not been disclosed as required by law.

11. An acquisition and/or sales offer and any related proceeding, opinion, document and/or report.

12. Any activity and/or decision relating to distribution, as defined in the Companies Law, including purchase of the Company's shares, provided that indemnification for the said activity is permitted by law.

13. A change in the structure of the Company or the reorganization thereof, or any related decision, including but without derogating from the generality of the foregoing, a merger, split, changes in the capital of the Company, the establishment of related, affiliated or subsidiary companies, the winding-up or sale thereof and the issuance of any shares whatsoever in the said companies.

14. Any legal proceeding, in Israel or abroad, in matters relating, directly or indirectly, to the activities, business, contracts and structure of the Company and its subsidiaries, among other things, regarding any matter relating to antitrust laws, including restrictive arrangements, mergers and monopolies.

15. A remark or statement, including the expression of a position or an opinion that was made in good faith by an Officer during his period of service and by virtue of his position. This includes statements made during meetings of the Board of Directors or any of the Company's committees, provided that said statements were not made in violation of his duty of caution intentionally or impulsively, unless made solely out of negligence.

16. Events that affected or that are likely to materially affect the profitability of the Company, or its property, rights or obligations.

17.   Any action related to voting in the held companies.

18. Any action related to the Company's activity or by virtue of Officer's position, which resulted in bodily injury, illness, death and/or damage to property, including the loss of use thereof.

19. Any action that led to the failure to make proper insurance arrangements and/or failure to manage risk.

20. Events relating to the preparation and/or approval of financial statements, business plans or business forecasts.

21. Any claim and/or demand that is filed in connection with a cause of action or alleged cause of action, or exploitation of intellectual property rights of third parties, by the Company and/or anyone on its behalf.

22. Any claim and/or demand that is filed by a lender or creditor or with respect to monies that were lent by them and/or the Company's debts towards them.

23. Any claim and/or demand that is filed by employees, consultants, agents or other individuals, or a party that is employed by or that provides services to the

      Company, in connection with compensation they are owed or damages or debts they incurred in connection with their employment by or contract with the Company. This includes events relating to the employment terms of employees and employer-employee relationships, including employee promotions, negotiations in connection with the terms or termination of employment, handling pension arrangements, insurance, pension or savings funds, loans to employees, granting of securities and other benefits.

24. Any claim and/or demand relating to the types of events detailed above, or to a decision or action of the Company or its Officers in connection with their position in the Company. This includes resolutions of the Board of Directors of the Company or by one of the committees of the Company, or in connection with the Officer's service in the subsidiary and/or related companies of the Company and/or in another company, provided that this was done as part of the Officer's position and/or as an employee in one of the aforementioned companies, provided that this was not done in violation of the duty of caution, intentionally or impulsively, unless if done solely out of negligence.